U.S. Trust Hedge Fund Management, Inc.

                               PROXY VOTING POLICY
                           (Policy Revised June 2007)

Summary

U.S. Trust Hedge Fund Management, Inc. ("USTHFM") is responsible for voting proxies related to securities holdings in certain accounts of USTHFM clients. As a fiduciary, USTHFM must act solely in the best interests of clients when exercising its proxy authority. USTHFM's policies, procedures and voting decisions are based on the long-term economic interests of clients.

USTHFM's voting policy is summarized as follows:

1. All of USTHFM's clients are registered or private investment funds (each, a "USTHFM Fund"). USTHFM is the discretionary investment adviser of each USTHFM Fund. Each USTHFM Fund invests primarily in alternative investment vehicles (e.g., hedge funds, private equity funds and other alternative investment pools) (each, a "Portfolio Fund" and, collectively, the "Portfolio Funds"), but also may hold other securities. USTHFM has authority to vote: (a) securities issued by Portfolio Funds that are held by a USTHFM Fund; and (b) other securities held by a USTHFM Fund.

2. Appendix A sets forth USTHFM's current policies with respect to voting on issues presented by Portfolio Funds. Appendix B and Appendix C set forth USTHFM's current policies with respect to voting publicly-traded securities.

3. With respect to the routine matters involving publicly-traded securities set forth in Appendix B, USTHFM will vote in accordance with the views and recommendations of the company's management, except as specified otherwise in Appendix B.

4. With respect to the matters involving publicly-traded securities identified in Appendix C, USTHFM will vote in accordance with the guidelines set forth in Appendix C. To the extent any policy in Appendix B or C conflicts with a specific policy set forth in Appendix A, Appendix A will control.

5. With respect to any matter that is not identified in Appendix A, B or C, USTHFM will consider such matter on a case-by-case basis and vote in a manner consistent with its fiduciary obligations and the interests of the applicable USTHFM Fund.

6. Notwithstanding the foregoing, USTHFM may override the guidelines set forth in Appendices A, B and C, if USTHFM determines that a vote contrary to the guidelines is appropriate from the standpoint of the interests of the applicable USTHFM Fund and is consistent with USTHFM's fiduciary responsibilities under applicable law. It is the responsibility of the Portfolio Managers of USTHFM Funds to highlight potentially significant proxy issues (regardless of whether such issues are classified as routine or non-routine) with respect to the Portfolio Funds or other companies such Portfolio Managers follow and to suggest voting recommendations based on their in-depth knowledge of the issues involved.

7. Proxies are voted by the Portfolio Manager of the applicable USTHFM Fund or the Portfolio Manager's designee, with input from other USTHFM investment professionals, as the person voting the proxy deems appropriate. Because different USTHFM Portfolio Managers vote proxies on behalf of different USTHFM Funds, and because some USTHFM Funds' interests may differ from the interests of other USTHFM Funds, a Portfolio Manager voting proxies for a USTHFM Fund may vote differently on certain issues than other Portfolio Managers voting on the same issues for other USTHFM Funds.

8. Unless USTHFM is required to waive its voting rights as specified in Appendix A, USTHFM will generally vote on each matter, so as to avoid any default voting decisions; however, USTHFM may refrain from voting a proxy when USTHFM determines that refraining from voting is in the best interests of the applicable USTHFM Fund. In making such a determination, USTHFM will consider various factors, including without limitation: (a) the costs associated with exercising the proxy (e.g., translation or travel costs); and (b) any legal restrictions on trading resulting from the exercise of a proxy.

9. USTHFM may utilize the services of an independent proxy voting service as USTHFM deems appropriate.


Conflicts of Interest

From time to time, USTHFM may experience material conflicts of interest with respect to proxy voting. Because this Proxy Voting Policy contains voting guidelines that are pre-determined and designed to be in the best interests of clients, application of those guidelines to vote client proxies should, in most cases, adequately address any possible conflict of interest. USTHFM will follow the procedures set forth in Appendix D in connection with voting securities issued by companies affiliated with USTHFM and with voting securities issued by investment companies and alternative investment vehicles advised or sub-advised by USTHFM or one of its affiliates.

Recordkeeping

USTHFM will maintain the following records for five years (retention during the first two years must be in the offices of USTHFM or an affiliated company):

1. A copy of this Proxy Voting Policy, including any amendments hereto or modifications hereof as USTHFM may from time to time make;

2.   Records of votes cast by USTHFM on behalf of its clients;

3. Records of written requests by clients for their proxy voting information and copies of any written responses of USTHFM to written or oral requests for such information;

4. Any document prepared by USTHFM, its affiliates or agents, in connection with any voting decision or memorializing the basis for such decision; and

5. Copies of proxy statements issued with respect to the securities of clients for whom USTHFM exercises voting authority; provided, however, that, at USTHFM's option, USTHFM may rely on proxy statements filed on the EDGAR system instead of retaining its own copies of such documents.

USTHFM's records will enable each client, including named fiduciaries of a plan client or other agents of the client, to review USTHFM's voting procedures, as well as actions taken in individual voting situations on behalf of that client.

At any time, a client may request a copy of this Proxy Voting Policy or of USTHFM's proxy voting record with respect to securities held by that client. Within seven days of receiving the client's request, USTHFM will send to the client the requested information by first class mail or comparable delivery method.

                               Appendix A - Page 3
                               Proxy Voting Policy

   Appendix A - USTHFM Voting Policies for Alternative Investment Vehicles

The voting rights of investors in alternative investment vehicles (i.e., hedge funds, private equity funds and other alternative investment pools) (each, a "Portfolio Fund" and, collectively, the "Portfolio Funds") generally are rights of contract set forth in the limited liability company agreement, the limited partnership agreement and/or other governing document of the Portfolio Fund.

USTHFM has adopted the following guidelines with respect to voting securities issued by Portfolio Funds:

1 - General Policy

The general policy is to vote proxy proposals, amendments, consents or resolutions relating to Portfolio Funds (collectively, "proxies") in a manner that serves the best interests of USTHFM's clients invested in the Portfolio Fund, as determined by USTHFM in its discretion, taking into account relevant factors, including:

        o   the impact on the value of the returns of the Portfolio Fund

        o   the attraction of additional capital to the Portfolio Fund

        o alignment of Management's (as defined below) interests with Portfolio Fund Owners' (as defined below) interests, including establishing appropriate incentives for Management

        o   the costs associated with the proxy

        o   impact on redemption or withdrawal rights

        o   the continued or increased availability of portfolio information

        o   industry and business practices


2 -   Specific Policies

    A.      Routine matters

      Routine matters are typically proposed by Management of a Portfolio Fund and meet the following criteria: (i) they do not measurably change the structure, management, control or operation of the Portfolio Fund; (ii) they do not measurably change the terms of, or fees or expenses associated with, an investment in the Portfolio Fund; and (iii) they are consistent with customary industry standards and practices, as well as the laws of the state of formation applicable to the Portfolio Fund.

      For routine matters, USTHFM will vote in accordance with the recommendation of the Portfolio Fund's management, directors, general partners, managing members or trustees (collectively, "Management"), as applicable, unless, in USTHFM's opinion, such recommendation is not in the best interests of USTHFM's clients invested in the Portfolio Fund.

      USTHFM will generally vote for the following proposals:

1. To change capitalization, including to increase authorized common shares or units or to increase authorized preferred shares or units as long as there are not disproportionate voting rights per preferred share or unit.

2.         To elect or re-elect board members.

3.         To appoint or elect auditors.

4.         To set time and location of annual meeting.

5. To establish a master/feeder structure without a significant increase in fees or expenses.

6.         To change the fiscal year or term of the Portfolio Fund.

7.         To change the name of the Portfolio Fund.

8.         To change the state or form of organization of the Portfolio Fund.

    B. Non-routine matters

      Non-routine matters involve a variety of issues and may be proposed by Management or beneficial owners of a Portfolio Fund (i.e., shareholders, members, partners, etc. (collectively, the "Portfolio Fund Owners")). These matters may involve one or more of the following: (i) a measurable change in the structure, management, control or operation of the Portfolio Fund; (ii) a measurable change in the terms of, or fees or expenses associated with, an investment in the Portfolio Fund; or (iii) a change that is inconsistent with industry standards and/or the laws of the state of formation applicable to the Portfolio Fund.

1. Structure, management and investment authority

      On a case-by-case basis, USTHFM will decide the following matters, taking into account this Proxy Voting Policy and the factors relevant to each decision, including without limitation the factors specified below:

           a. Approval or renewal of investment advisory agreements

                o     current and proposed fee schedules
                o     performance history of the Portfolio Fund
                o     continuation of Management talent
                o alignment of interests between Management and Portfolio Fund Owners

b. Approval or renewal of distribution agreements

                o     current and proposed distribution payments
                o other terms of the current and proposed distribution agreements

c. Approval of distribution plans

                o     compensation arrangements
                o proposed changes from the current distribution plan, if applicable
                o current size of Portfolio Fund and any recent changes in the size

d. Change in fees or expenses

                o     comparison to industry standards
                o potential impact on the value of the returns of the Portfolio Fund
                o     retention of Management talent

e. Change in the "fundamental policies" of the Portfolio Fund

                o     Management's reasons for the proposed change
                o     performance history of the Portfolio Fund
                o     any proposed change in Management



f. Change in side pocket limitations

                o Potential impact on the value of the returns of the Portfolio Fund

g. Conversion of the Portfolio Fund from closed-end to open-end form (or from open-end to closed-end form)

                o     Management's reasons for the proposed change
                o     performance history of the Portfolio Fund
                o     continuation of Management talent
                o     effect on the Portfolio Fund's investment strategy
                o potential impact on the value of the returns of the Portfolio Fund

h. Conversion of the Portfolio Fund from a 3(c)(1) fund to a 3(c)(7) fund

                o     Management's reasons for the proposed change
                o     anticipated effects of the change

i. Termination or liquidation of the Portfolio Fund

                o     terms of liquidation
                o     past performance of the Portfolio Fund
                o strategies employed to avoid terminating or liquidating the Portfolio Fund

2. Classes of shares or units and voting rights

      USTHFM will generally vote against the following proposals:

           a. To establish a class or classes with terms that may disadvantage other classes.

           b. To introduce unequal voting rights.

           c. To change the amendment provisions of an entity by removing investor approval requirements.

    C. All other matters

      All other proxy decisions regarding securities issued by Portfolio Companies will be determined on a case-by-case basis taking into account the general policy set forth above.

    D. Waiving voting rights

      U.S. Trust, USTHFM, and their affiliates are subject to certain
U.S. banking laws, including the Bank Holding Company Act of 1956, as amended (the "BHCA"). In addition, USTHFM provides discretionary advice to USTHFM Funds that are registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The BHCA and the 1940 Act limit the percentage of a Portfolio Fund's voting securities that discretionary clients of USTHFM and its affiliates may hold in the aggregate. Accordingly, USTHFM generally waives its voting rights with respect to Portfolio Funds in which it has used its discretionary authority to invest client assets. USTHFM's waiver of voting rights with respect to a Portfolio Fund waives the voting rights of all of USTHFM's discretionary clients invested in that Portfolio Fund.

                                   Appendix B
                               Proxy Voting Policy

 Appendix B - USTHFM Voting Policies for Publicly-Traded Securities
                                (Routine Issues)

 USTHFM has determined that the following items are considered routine and will generally be voted in a manner consistent with the recommendations of management of the issuer:

1.   Ratification of auditors and compensation paid to auditors

2. Corporate housekeeping matters - including proposals relating to the conduct of the annual meeting, name changes, non-substantive or corrective changes to charter or by-laws (including increasing or decreasing the number of directors), proposals as to the creation of corporate governance, nominating or other committees and proposals concerning the composition of such committees, and proposals relating to whether one individual may act as both Chairman and CEO or otherwise hold simultaneous officer and director positions.

3. Routine capitalization matters - including matters relating to adjusting authorized common or preferred stock, reverse splits or other business matters not related to anti-takeover measures, issuance of shares in connection with an acquisition, or increase in capital stock for a shareholder rights plan.

4. Composition of the board - including removal of directors for cause, establishing term limits for directors, requiring two candidates for each board seat; except that proposals relating to whether a majority of the board must be independent are not considered routine.

5. General corporate matters - such as formation of a holding company, reincorporation under the laws of a different state or country, issuance of special reports (including reports on employment and recruiting practices in relation to gender, race or other characteristics) and reports on charitable/political contributions and activities, adoption, renewal or amendment of shareholder rights plan, establishing or amending employee savings, employee stock ownership plans or investment plans.

6. Routine procedural matters - such as the opening of the shareholder meeting, acknowledgement of the proper convening of meeting, that the meeting has been convened under local regulatory requirements, the presence of quorum, the agenda for the meeting, the election of the chair of the meeting, the appointment of shareholders to cosign the minutes of the meeting, regulatory filings, the designation of inspector(s) or shareholder representative(s) for the meeting, the designation of two shareholders to approve and sign minutes of the meeting, the allowance of questions, the publication of minutes, the closing of the meeting, and authorizing the board to ratify and execute approved resolutions, and prepare and approve the list of shareholders.

7. Remuneration report - In several non-U.S. markets, including the United Kingdom, Sweden, Australia, and the Netherlands, shareholders are given the opportunity to ratify the company's equity based, and cash compensation policies. We generally vote for the routine approval of remuneration reports in non-U.S. markets.

8. Annual formal discharge of the board and management - In several non-U.S. markets, shareholders are asked to approve actions taken by the board and management during the year. The annual formal discharge is a tacit vote of confidence in the company's management. We generally vote for discharge of the board and management, unless there are serious questions about actions of the board or management for the year in question or unless legal action is being taken against the board or management by other shareholders. In addition, we typically vote against proposals to remove the annual discharge of board and management from the agenda.

                               Appendix C - Page 6
                               Proxy Voting Policy

 Appendix C - USTHFM Voting Policies for Publicly-Traded Securities
                              (Non-Routine Issues)

USTHFM has adopted the following guidelines with respect to the following non-routine issues:

1 - Proposals Regarding Director Elections

i. Election of directors - We typically vote for on individual director nominees in an uncontested election of directors. We evaluate a contested election of directors on a case-by-case basis considering such factors as the long-term financial performance of the company relative to its industry, management's track record, the qualifications of the nominees for both slates and an evaluation of what each side is offering shareholders.

ii. Cumulative voting for the election of directors - Cumulative voting permits a shareholder to amass (cumulate) all his/her votes for directors and apportion these votes among one, or a few, or all directors on a multi-candidate slate. We believe that cumulative voting favors special interest candidates who may not represent the interests of all shareholders. We typically vote against proposals for cumulative voting and for proposals to eliminate cumulative voting.

iii. Classified boards - We believe that electing directors is one of the most basic rights that an investor can exercise in stock ownership. We believe that a non-classified board (requiring re-election of all directors annually) increases the accountability of the board to shareholders. We typically vote against proposals seeking classification of a board and for proposals seeking declassification.

iv. Term limits for independent directors - We believe that term limits can result in arbitrarily discarding knowledgeable, experienced directors. We believe that qualified and diligent directors should be allowed to continue to serve the interests of a company's shareholders and that term limits do not serve shareholders' interests. We typically vote against proposals to set any term limits.

v. Proposals concerning whether a majority of the board must be independent - We believe that it is beneficial for a majority of the board of directors of a company to be comprised of independent directors. As such, we typically vote for such proposals.

vi. Proposals requiring a majority vote for election of directors - We typically vote for reasonably crafted shareholder proposals calling for directors to be elected with an affirmative majority of votes cast and/or the elimination of the plurality standard for electing directors (including binding resolutions requesting that the board amend the company's bylaws), provided the proposal includes a carve-out for a plurality voting standard when there are more director nominees than board seats (e.g., contested elections).

2 - Other Director-Related Proposals

i. Proposals limiting liability or providing indemnification of directors - We believe that, in order to attract qualified, effective and experienced persons to serve as directors, it is appropriate for a company to offer appropriate and competitive protection to directors from exposure to unreasonable personal liability potentially arising from serving as a director. We will typically vote for such proposals.

ii. Proposals regarding director share ownership - Similarly to employee stock ownership, director stock ownership aligns the interests of directors and shareholders. Whether through outright purchase (with the director's cash compensation) or through option grants, we believe director share ownership is in the interests of shareholders. We typically vote for such proposals.

3 - Anti-Takeover Proposals and Shareholder Rights

i. Shareholder rights plans and poison pills - Poison pills are a defense against takeover offers that are not welcomed by incumbent management. Such plans typically allow shareholders (other then the shareholder making the takeover offer) to purchase stock at significantly discounted prices. Such a plan may serve to entrench management and directors and may effectively prevent any takeover, even at a substantial premium to shareholders. We typically vote against poison pill plans and against proposals to eliminate a requirement that poison pill plans be submitted to shareholders for approval.

ii. Defensive Use of Share Issuances - We typically vote against management requests to issue shares in the event of a takeover offer or exchange bid for the company's shares.

iii. Other anti-takeover provisions - We typically vote against other anti-takeover provisions, such as blank check preferred stock, greenmail provisions, shark repellants and increases in authorized shares for anti-takeover purposes and will typically vote for proposals such as fair price amendments.

iv. Limitations on shareholder rights - We typically vote against proposals that limit shareholders' corporate rights, including the right to act by written consent, the right to remove directors, to amend bylaws, to call special meetings, or nominate directors.

v. Proposals regarding supermajority vote requirement - We support shareholders' ability to approve or reject matters based on a simple majority. We typically vote against proposals to institute a supermajority vote requirement.

vi. Proposals regarding confidential voting - Confidential voting allows shareholders to vote anonymously and we believe helps large institutional shareholders avoid undue influence that may be exerted by special interest groups. Prohibiting confidential voting may discourage some shareholders from exercising their voting rights, which we believe is not in the best interests of a company's shareholders. We typically vote for the adoption of confidential voting proposals and against proposals to prohibit confidential voting.

vii. Discretionary voting of unmarked proxies - Such proposals often provide management with the discretion to vote unmarked proxies as management determines. Except for the discretion to vote unmarked proxies with respect to a proposal to adjourn a meeting and to set a new meeting date, we believe it is not proper to provide management with the discretion to vote unmarked proxies. We typically vote against such proposals.

4 - Management Compensation Proposals

   i. Equity-based compensation plans - We will assess the potential cost of equity-based compensation plans by using the quantitative approach used by a proxy voting service in evaluating such plans. The quantitative approach is designed to estimate the total cost of a proposed plan, both in terms of voting dilution cost and transfer of shareholder value. We will evaluate whether the estimated cost is reasonable by comparing the cost to an allowable cap. The allowable cap is industry specific, market cap-based, and pegged to the average amount paid by companies performing in the top quartile of their peer groupings. We typically vote for equity-based plans with costs within the allowable cap and against those with costs above the allowable cap. In addition, we generally vote against plans that provide: (a) for repricing of underwater stock; (b) excessive CEO compensation relative to company performance (i.e., pay-for-performance disconnect); or (c) excessive three-year average burn rate. We may also vote against an equity-based plan proposal if there are significant concerns about egregious compensation practices, even if the costs of such plans are within the allowable cap.

  ii. Shareholder proposals on compensation - disclosure/setting levels or types of compensation for executives and directors - We typically vote for shareholder proposals seeking additional disclosure of executive and director pay information, provided the information requested is relevant to shareholders' needs, would not put the company at a competitive disadvantage relative to its industry, and is not unduly burdensome to the company. We typically vote against shareholder proposals seeking to set absolute levels on compensation or otherwise dictate the amount or form of compensation. We typically vote against shareholder proposals requiring director fees be paid in stock only.

iii. Performance-based awards - We typically vote for shareholder proposals advocating the use of performance-based awards like indexed, premium-priced, and performance-vested options or performance-based shares, unless: (a) the proposal is overly restrictive (e.g., it mandates that awards to all employees must be performance-based or all awards to top executives must be a particular type, such as indexed options); and
      (b) the company demonstrates that it is using a substantial portion of performance-based awards for its top executives, where substantial portion would constitute 50 percent of the shares awarded to those executives for that fiscal year.

iv. Severance agreements for executives/golden parachutes - We typically vote for shareholder proposals to require golden parachutes or executive severance agreements to be submitted for shareholder ratification, unless the proposal requires shareholder approval prior to entering into employment contracts. We typically vote for proposals to ratify or cancel golden parachutes if they include the following: (a) the triggering mechanism is beyond the control of management; (b) the amount does not exceed three times base salary (defined as the average annual taxable W-2 compensation during the five years prior to the year in which the change of control occurs); and (c) change-in-control payments include the following double-triggers: (I) after a change in control has taken place, and (II) termination of the executive as a result of the change in control. A change in control is defined as a change in the company ownership structure.

v. Supplemental executive retirement plans (SERPs) - We typically vote for shareholder proposals requesting to put extraordinary benefits contained in SERP agreements to a shareholder vote unless the company's executive pension plans do not contain excessive benefits beyond what is offered under employee-wide plans.

vi. Retirement bonuses for directors and statutory auditors - We typically vote against payment of retirement benefits to non-executive directors and statutory auditors. When one or more of the individuals to whom the grants are being proposed has not served in an executive capacity for the company for at least three years, we oppose payment, particularly as the size of these payments may be at the discretion of the board. If any one individual does not meet our criteria, we typically vote against the entire proposal.

All other shareholder proposals regarding executive and director pay will be voted on a case-by-case basis taking into account company performance, pay level versus peers, pay level versus industry, and long-term corporate outlook.

5 - Non-Routine General Corporate Matters

i. Proposals relating to asset sales, mergers, acquisitions, reorganizations and restructurings - These proposals are typically brought by management for underlying business reasons. We believe that management best understands the corporation's business and is best situated to take appropriate courses of action. Thus, we typically vote for such proposals.

ii. Financial results/director and auditor reports - We typically vote for approval of financial statements and director and auditor reports, unless:
      (a) there are concerns about the statements presented or audit procedures used; or (b) the company is not responsive to shareholder questions about specific items that should be publicly disclosed.

iii. Appointment of statutory auditors - We typically vote for the appointment or reelection of statutory auditors, unless: (a) there are serious concerns about the statutory reports presented or the audit procedures used; (b) questions exist concerning any of the statutory auditors being appointed; or (c) the auditors have previously served the company in an executive capacity or are otherwise considered affiliated with the company.

iv. Allocation of income - We typically vote for approval of the allocation of income, unless: (a) the dividend payout ratio has been consistently below 30 percent without adequate explanation; or (b) the payout is excessive given the company's financial position.

v. Stock (scrip) dividend alternative - We generally vote for most stock (scrip) dividend proposals. However, we typically vote against proposals that do not allow for a cash option unless management demonstrates that the cash option is harmful to shareholder value.

vi. Amendments to articles of incorporation or articles of association - We generally vote for proposals to amend articles of incorporation or articles of association if: (a) shareholder rights are protected; (b) there is negligible or positive impact on shareholder value; (c) management provides adequate reasons for the amendments; and (d) the company is required to do so by law (if applicable). We typically vote against proposals to amend articles if the amendment is deemed not to be in the long-term economic best interest of shareholders.

vii. Change in company fiscal term - We typically vote for proposals to change a company's fiscal term unless a company's motivation for the change is to postpone its Assembly General Meeting.

viii. Lower disclosure threshold for stock ownership - We typically vote against proposals to lower the stock ownership disclosure threshold below five percent unless specific reasons exist to implement a lower threshold.

ix. Amend quorum requirements - We generally vote against proposals to lower the quorum requirement, unless we believe the proposal is consistent with market norms, the company's reasons for the change are in line with shareholders' interests, and the company's ownership structure would not hamper wider shareholder participation. Companies that have a substantial shareholder or shareholder group should set their quorum requirement well above the percentage of shares owned by such shareholder or shareholder group. Quorum requirements are intended to ensure that a broad range of shareholders is represented at meetings.

x. Increase in borrowing powers - We generally vote for proposals to approve increases in a company's borrowing powers after taking into account management's stated need for the increase, the size of the increase, and the company's current debt-to-equity ratio or gearing level. Large increases in borrowing powers can sometimes result in dangerously high debt-to-equity ratios that could harm shareholder value. If an increase is excessive without sufficient justification and if a company already has an exceptionally high debt-to-equity ratio compared to its industry, we typically vote against the proposal.

xi. Share repurchase plans - We typically vote for share repurchase plans, unless: (a) clear evidence of past abuse of the authority is available; or
      (b) the plan contains no safeguards against selective buybacks.

xii. Reissuance of shares repurchased - We typically vote for proposals to reissue any repurchased shares unless there is clear evidence of abuse of this authority in the past.

xiii. Capitalization of reserves for bonus issues/increase in par value - We typically vote for proposals to capitalize reserves for bonus issues of shares or to increase par value.

xiv. Adjust par value of common stock - We typically vote for management proposals to reduce par value of common stock.

xv.   Issuances of shares with or without preemptive rights - General issuances:
      We typically vote for proposals for the issuance of shares with preemptive rights to a maximum of 100 percent over currently issued capital. We typically vote for proposals for the issuance of shares without preemptive rights to a maximum of 20 percent of currently issued capital. We typically vote against proposals for the general issuance of shares with or without preemptive rights above and beyond the aforementioned thresholds. Specific Issuances: We typically vote on a case-by-case basis.

xvi. Control and profit transfer agreements - We generally vote for management proposals to approve control and profit transfer agreements between a parent and its subsidiaries.

xvii. Mandatory takeover bid waivers - We generally vote against proposals to waive mandatory takeover bid requirements. The requirement that a takeover bid should be launched when a substantial amount of shares have been acquired prevents the entrenchment of the controlling shareholder and protects minority owners. However, we are in favor of a waiver of mandatory takeover bid requirements when the event prompting the takeover bid is a repurchase by the company of its own shares. When a company repurchases its own shares, the relative stake of a large shareholder increases even though the number of shares held by the large shareholder has not changed. In certain markets, notably the United Kingdom, Ireland and Australia, the mandatory bid rules require a large shareholder to make a takeover bid if its stake in the company is increased on a relative basis as a result of a share repurchase by the company. Companies in these markets may seek a waiver from the takeover bid requirement applicable to their large shareholder. Under such circumstances, we generally vote for such a waiver if the share repurchase would not push the large shareholder's stake in the company above 50 percent.

xviii. Expansion of business activities - We typically vote for the expansion of business activities unless the new business takes the company into risky areas.

xix. Related-party transactions - We generally vote for related-party transactions, unless the agreement requests a strategic move outside the company's charter or contains unfavorable terms to shareholders.

xx. Proposals for extinguishing shareholder preemptive rights - Preemptive rights permit shareholders to share proportionately in any new issues of stock of the same class. For companies having large, actively-traded equity capitalizations, individual shareholder's proportionate ownership may easily be obtained by market purchases. We believe that greater financing flexibility and reduced expenses afforded by not having preemptive rights are more beneficial to shareholders than the ability to maintain proportionate ownership through preemptive rights. We typically vote for proposals to extinguish such rights and against proposals to create such rights.

xxi. Proposals requiring consideration of comparative fee information by independent auditors - The cost of an audit is determined mainly by the specific characteristics of each corporation, which may not be comparable even for companies within the same industry. Thus, the comparison of one auditor's fees with those of another auditor for a different corporation is not meaningful. We further believe that the cost of the audit should not be the overriding factor in the selection of auditors. As such, we typically vote against such proposals.

xxii. Proposals mandating diversity in hiring practices or board composition - We believe that management is best able to make hiring and firing decisions and should make those decisions, consistent with the requirements of applicable law, based on the best available talent for the position in question. We believe that federal and state anti-discrimination laws should control to prevent discriminatory practices and that the vast majority of corporations make concerted efforts to comply with federal and state laws that prohibit employment discrimination. We typically vote against such proposals.

xxiii. Proposals prohibiting dealings with certain countries - The decision to prohibit business dealings with any country is a policy issue that we believe is best reserved to the U.S. government. If the U.S. government has not prohibited trade or business dealing with companies in a particular foreign country, then we believe it is up to management to determine whether it would be appropriate for a company to do business in that country. We typically vote against such proposals.

xxiv. Proposals to limit the number of other public corporation boards on which the CEO serves - We believe that service on multiple boards may enhance the CEO's performance by broadening his or her experience and facilitating the development of a strong peer network. We feel that management and the board are best suited to determine the impact of multiple board memberships on the performance of the CEO. We typically vote against such proposals.

xxv. Proposals to limit consulting fees to an amount less than audit fees - We believe that access to the consulting services of professionals is a valuable resource of increasing importance in the modern world that should be at the disposal of management. We believe that restricting management's access to such resources is not in the interests of the corporation's shareholders. We typically vote against such proposals.

xxvi. Proposals to require the expensing of stock options - Current accounting standards in the U.S. require the expensing of stock options, but not all foreign countries have adopted this standard. We believe that the expensing of stock options is beneficial in reviewing the financial condition of an issuer. We typically vote for such proposals.

xxvii. Proposals restricting business conduct for social and political reasons -
      We do not believe that social and political restrictions should be placed on a company's business operations, unless determined to be appropriate by management. While, from an investment perspective, we may consider how a company's social and political practices may affect present and prospective valuations and returns, we believe that proposals that prohibit companies from lines of business for social or political reasons are often motivated by narrow interest groups and are not in the best interest of the broad base of shareholders of a company. We believe that management is in the best position to determine these fundamental business questions. We typically vote against such proposals.

xxviii. Proposals requiring companies' divestiture from various businesses -
      Proposals to require companies to divest from certain businesses, like tobacco, or from businesses that do not follow certain labor practices, are often motivated by narrow special interest groups. We believe that management is best suited to determine a company's business strategy and to consider the interests of all shareholders with respect to such matters. We typically vote against such proposals.

6 - Distressed and Defaulted Securities

i. Waivers and consents - We may consider the following when determining whether to support a waiver or consent to changes in provisions of indentures governing debt securities which are held on behalf of clients:
      (a) likelihood that the granting of such waiver or consent will potentially increase recovery to clients; (b) potential for avoiding cross-defaults under other agreements; and (c) likelihood that deferral of default will give the obligor an opportunity to improve its business operations. We will generally vote such proposals on a case-by-case basis.

ii. Voting on Chapter 11 plans of liquidation or reorganization - We may consider the following when determining whether to vote for or against a Chapter 11 plan in a case pending with respect to an obligor under debt securities which are held on behalf of clients: (a) other alternatives to the proposed plan; (b) whether clients are treated appropriately and in accordance with applicable law with respect to their distributions; (c) whether the vote is likely to increase or decrease recoveries to clients. We will generally vote such proposals on a case-by-case basis.

7 -Other Shareholder proposals

Other shareholder proposals may arise from time to time that have not been previously considered by management. These proposals often have a narrow parochial focus. We typically vote with management with regard to such proposals.

                                   Appendix D
                               Proxy Voting Policy

                  Appendix D - Conflicts Procedures

Conflicts Related to Voting Securities Issued By Investment
Companies and Alternative Investment Vehicles Advised or
Sub-advised by USTHFM or Its Affiliates

We may have voting authority for securities issued by mutual funds, hedge funds or other alternative investment vehicles advised or sub-advised by us or our affiliates. In these circumstances, we may have a conflict of interest in voting these securities on behalf of our clients, particularly in matters relating to approval of investment management agreements, changes in advisory or other fees, or mergers and acquisitions. In all cases, it is our policy to vote these securities in accordance with the recommendations of an independent proxy voting firm.

Conflicts Associated with Voting Securities Issued by Affiliated
Companies

USTHFM is affiliated with a company whose shares are publicly traded. USTHFM may have voting authority for securities issued by such affiliate. We may have a conflict of interest in voting these securities on behalf of our clients as a result of this affiliation. In all cases, it is our policy to vote any securities issued by an affiliate in accordance with the recommendation of an independent proxy voting firm.

USTHFM will periodically obtain representations and assurances from any such independent voting firm that it is not itself conflicted from making recommendations. If USTHFM determines that such firm also has a conflict, USTHFM will secure the services of another independent proxy voting firm and vote the securities in accordance with the recommendations of that firm.